Exhibit 99.3

Perdigão S.A.

Notice to Shareholders – 06/18/2007

The Board of Directors, in a meeting held on June 18, 2007, approved the distribution of interest on its own capital to shareholders.

The payment will begin on August 31, 2007, at the rate of R$ 0.22654960 per share.

This payment will be included in compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 – 2nd Floor

05350-901 - São Paulo - SP – Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

São Paulo (SP), June 18, 2007

Wang Wei Chang

Chief Financial Officer